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                     July 6, 2023

       M. Wesley Schrader
       Chief Executive Officer
       FG Merger Corp.
       104 S. Walnut Street
       Itasca, Illinois 60143

                                                        Re: FG Merger Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41309

       Dear M. Wesley Schrader:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation